[NEW ENGLAND FUNDS(R) LETTERHEAD]

May 9, 1997

New England Funds Trust I
New England Star Advisers Fund
399 Boylston Street
Boston, MA  02116

Re:  Star Advisers Fund Advisory Agreement Addendum

Dear Sir:

The Advisory Agreement dated August 30, 1996 between New England Funds Trust I ("the Fund") with respect to its New England Star Advisers Fund ("the Series") and New England Funds Management, L.P. ("the Manager") is hereby amended by deleting section 7 and replacing it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Manager hereunder, the Fund shall pay the Manager compensation at the annual rate of 1.05% of the first $1 billion of the average daily net assets of the Series, and 1.00% of such assets in excess of 1 billion (or such lesser amount as the Manager may from time to time agree to receive). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Fund may from time to time determine and specify in writing to the Manager. The Manager hereby acknowledges that the Fund's obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Sincerely,


/s/ Robert E. O'Hare
Robert E. O'Hare
Assistant Secretary
New England Funds Management, L.P.

ACCEPTED AND AGREED TO:
New England Funds Trust I for
New England Star Advisers Fund


By:   /s/ FRANK NESVET
      ----------------------
      Frank Nesvet

Title:   Treasurer

Date:    May 9, 1997